Filed by Elbit Medical Imaging Ltd.
                                                Pursuant to Rule 425 under the
                                       Securities Act of 1933 and deemed filed
                                             pursuant to Rule 14a-12 under the
                                               Securities Exchange Act of 1934
                                                 Subject Company: Elscint Ltd.
                                                Commission File No.: 001-08781


The following is a press release disseminated by Elbit Medical Imaging Ltd. on June 8, 2005:

                                [graphic omitted]


            Elbit Medical Imaging Considering Acquisition of Elscint
                           Shares Not Currently Owned


Tel-Aviv, Israel - June 8th, 2005 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI") announced today that its board of directors met last week and appointed an independent committee (the "EMI Independent Committee") to consider and discuss with Elscint Ltd. (NYSE: ELT) ("Elscint") a possible combination of the two companies in a share-for-share transaction, whereby EMI would acquire the shares of Elscint is does not already own. The EMI Independent Committee has approached Elscint to discuss such a combination.

The two companies will determine the terms and conditions of the transaction, including the number of EMI shares to be issued during their negotiations. The EMI Independent Committee has retained a financial advisor to examine the fairness of the consideration from a financial point of view to its shareholders.

Should the parties decide to carry out the transaction, it will be subject to
(i) the execution of a definitive agreement, (ii) the approval of the shareholders and creditors of both companies, (iii) court approval in accordance with Sections 350 and 351 of the Israeli Companies Law 1999, and (iv) the receipt of any other approvals required by law.

The shares of Elscint Limited are listed on the New York Stock Exchange under the ticker symbol "ELT". EMI currently owns approximately 61% of Elscint's outstanding ordinary shares.

There is no assurance that Elscint and EMI will continue their discussions, or that if they do continue discussions, that the transaction will be agreed upon or consummated.

About Elbit Medical Imaging
---------------------------

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the telecommunications business.

Important Legal Information
---------------------------

This communication is being made in respect of preliminary discussions between EMI and Elscint with respect to a proposed transaction involving EMI and Elscint. This press release does not constitute an offer of any securities for sale. If EMI and Elscint determine to proceed with a proposed transaction,

EMI and Elscint would prepare a registration statement on Form F-4 containing a joint proxy statement/prospectus for shareholders of EMI and Elscint, which would be filed with the SEC, and each of EMI and Elscint would file any other documents required to be filed with the SEC in connection with a proposed transaction. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they would contain important information about the proposed transaction. Any final joint proxy statement/prospectus would be mailed to EMI's and Elscint's shareholders. The registration statement containing the joint proxy statement/prospectus and other documents would be available free of charge at the SEC's Internet site (http://www.sec.gov).

If EMI and Elscint determine to proceed with a proposed transaction, EMI, Elscint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of a proposed transaction. Information regarding EMI's directors and executive officers is available in EMI's Annual Report for the Fiscal Year Ended December 31, 2003, which was filed with the SEC on June 30, 2004. Information regarding Elscint's directors and executive officers is available in Elscint's Annual Report for the Fiscal Year Ended December 31, 2003, which was filed with the SEC on June 30, 2004. Information regarding persons who may, under the rules of the SEC, be considered participants in a solicitation of EMI and Elscint shareholders in connection with a proposed transaction would be set forth in the joint proxy statement/prospectus if and when such joint proxy statement/prospectus is filed with the SEC.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the control of EMI.

Company Contact:                          Investor Contact:
----------------                          -----------------
Shimon Yitzhaki                           Kathy Price
Elbit Medical Imaging Ltd.                The Anne McBride Company
011-972-3-608-6000                        1-212-983-1702 x207
syitzhaki@europe-israel.com               kprice@annemcbride.com